UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Empire Resorts, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   292052 10 7
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                                 (CUSIP Number)

                          Louis R. Cappelli
                          c/o Cappelli Enterprises, Inc.
                          115 Stevens Avenue
                          Valhalla, NY 10595
                          Attention: Louis R. Cappelli

                          With a copy to:

                          Herrick, Feinstein LLP
                          2 Park Avenue
                          New York, NY 10016
                          Attention: Louis Goldberg, Esq.

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
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        1.        Name of Reporting Persons: Louis R. Cappelli
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        2.        Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [ ]
                  (b) [X]
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        3.        SEC Use Only
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        4.        Source of Funds: AF
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        5.        Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [ ]
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        6.        Citizenship or Place of Organization

                  United States
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                  7.        Sole Voting Power: 0
Number of      -----------------------------------------------------------------
Shares Bene-
ficially by       8.        Shared Voting Power: 2,500,000 shares (1)
Owned by Each  -----------------------------------------------------------------
Reporting
Person With       9.        Sole Dispositive Power: 0
               -----------------------------------------------------------------

                  10.       Shared Dispositive Power: 2,500,000 shares (1)
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        11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,500,000 shares
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        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions): [ ]
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        13.       Percent of Class Represented by Amount in Row (11): 8.42% (2)
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        14.       Type of Reporting Person (See Instructions): IN

        (1) Includes 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. ("Concord") on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord, as amended. Louis R. Cappelli is a member of the management committee of Convention Hotels, LLC, which is the general partner of Concord. Additionally, through his ownership interest in Cappelli Resorts, LLC, Louis R. Cappelli owns approximately 47% of the partnership interests in Concord Associates, L.P.

        (2) Based upon a total of 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.

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                                       2

Item 1. Security and Issuer

      This statement on Schedule 13D relates to the common stock ("Common Stock"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("Empire" or "Issuer"). The principal executive offices of Empire are located at 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada 89074. As reported in Empire's Form 10-K for the year ended December 31, 2007, as of March 11, 2008 there were 29,699,601 shares of Common Stock outstanding.

Item 2. Identity and Background

      This statement on Schedule 13D is being filed on behalf of Louis R. Cappelli, an individual residing in the State of New York ("Cappelli").

      Set forth below is certain information relating to Cappelli.

        (a)    Name:                 Louis R. Cappelli

        (b)    Address:              c/o Cappelli Enterprises, Inc.
                                     115 Stevens  Avenue
                                     Valhalla, New York 10595

        (c)    Principal Occupation: President
                                     Cappelli Enterprises, Inc.
                                     115 Stevens Avenue
                                     Valhalla, NY 10595

        (d) During the last five years, Cappelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Cappelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Citizenship:          United States

Item 3. Source and Amount of Funds or Other Consideration

      2,500,000 shares of Common Stock were purchased by Concord Associates, L.P. ("Concord") using working capital funds on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended. The aggregate amount of funds used to make such purchase was $18,750,000.

Item 4. Purpose of Transaction

      Cappelli is the beneficial owner of 2,500,000 shares of Empire's Common Stock, par value $.01 per share (the "Concord Shares"), purchased by Concord Associates, L.P. ("Concord") on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended (the "Option Agreement"). The term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock subject to the 2004 Option expired on December 27, 2007 without any additional shares being purchased by Concord. The purpose of the transaction in the Concord Shares is an investment in Empire by Concord.

      Cappelli is a member of the management committee of Convention Hotels, LLC, which is the general partner of Concord. Additionally, through his ownership interest in Cappelli Resorts, LLC, Cappelli owns approximately 47% of the partnership interests in Concord.

      In addition to the Concord Shares, Empire entered into an Agreement to Form Limited Liability Company and Contribution Agreement with Concord on February 8, 2008 (the "Contribution Agreement"), pursuant to which Concord and Empire have agreed to form a limited liability company ("Newco") and enter into an operating agreement. Pursuant to the Contribution Agreement, Concord will contribute certain real estate assets located in Kiamesha, New York (the "Concord Property") and Empire will contribute its gaming licenses and operations known as the Monticello Gaming and Raceway located in Monticello, New York. The Contribution Agreement also provides that as of the effective date of the Contribution Agreement, Empire will have the right to require Concord to purchase up to 1,000,000 shares of Common Stock at a price of $1.00 per share, provided that Empire must use any proceeds received from Concord's exercise of the 2008 Option exclusively toward the development of the St. Regis Mohawk Tribe's Class III gaming facility and Empire's adjacent land at the Monticello raceway. Upon consummation of the Contribution Agreement, both Concord and Empire will each hold a 50% interest in Newco.

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

      The consummation of the Contribution Agreement is subject to certain terms and conditions including, among other things, (i) distribution to Empire of at least $50 million (less amounts outstanding under Empire's existing credit facility with Bank of Scotland, which is expected to be assumed by Newco); (ii) receipt of all necessary approvals for the transfer of Empire's gaming and racing licenses; (iii) transfer of Empire's obligations related to its credit facility to Newco; (iv) entry into construction, development, casino development, and casino and hotel management contracts; (v) approval by Empire's stockholders, if required; and (vi) the approval of the appropriate management committee of Concord. There is no assurance that the conditions to the consummation of the Contribution Agreement will be met and that the Contribution Agreement will be consummated.

      The Contribution Agreement may be terminated by either Concord or Empire if certain financing commitments have not been received by June 30, 2008. If not previously completed, the Contribution Agreement terminates on August 31, 2008, subject to extensions under certain conditions. The Contribution Agreement may also be terminated by either Concord or Empire if Concord's management committee has neither approved the transaction nor waived the condition requiring such approval by May 1, 2008, in which case Empire will be entitled to a $1.0 million fee to be paid by an affiliate of Concord.

      On March 31, 2008, Empire entered into a certain Stock Purchase Agreement (the "Stock Purchase Agreement"), by and between Empire and LRC Acquisition LLC, a New York limited liability company ("LRC"), pursuant to which Empire has agreed, subject to certain conditions, to issue and sell to LRC 4,200,000 shares (the "LRC Shares") of Empire's Common Stock, par value $.01 per share, at a purchase price equal to $1.233 per share for an aggregate purchase price of $5,178,600. Cappelli is the sole member and the managing member of LRC, and thus will become a beneficial owner of the LRC Shares upon the consummation of the transactions contemplated in the Stock Purchase Agreement.

      The obligations of Empire and LRC to consummate the transactions contemplated in the Stock Purchase Agreement are subject to either (i) the receipt by Empire of an interpretive letter from The NASDAQ Stock Market, LLC that the sale of the LRC Shares by Empire does not require the approval of the stockholders of Empire or (ii) stockholder approval of the sale of the LRC Shares to LRC pursuant to the Stock Purchase Agreement, as well as other customary closing conditions. In addition, Empire has agreed to take all necessary action to cause the LRC Shares to be listed on the Nasdaq Global Market as promptly as practicable after the closing of the transactions contemplated by the Stock Purchase Agreement and to promptly prepare and file, no later than the 60th day following the closing of the transactions contemplated by the Stock Purchase Agreement, a registration statement with respect to the LRC Shares.

      Because the closing of the transactions contemplated by the Stock Purchase Agreement are subject to certain material contingencies including those set forth in the preceding paragraph, Cappelli therefore disclaims beneficial ownership of the LRC Shares until all material contingencies to the consummation of the transactions contemplated by the Stock Purchase Agreement have been removed. Cappelli will not have the power to vote or to dispose of the LRC Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

      Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to Cappelli, none of Concord, Convention Hotels, LLC, Catskill Resort Group, LLC or Melville Catskill LLC have or will have any beneficial interest in the LRC Shares.

      Cappelli intends continuously to review his rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. Cappelli will take such actions in the future as he may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of equity or debt securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)   Cappelli   has  an  indirect   ownership   interest  in  an  aggregate  of
      approximately 8.4% of Empire's Common Stock (based upon a total of 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire's Annual Report on Form 10-K for the fiscal year ended December 31, 2007) consisting of 2,500,000 shares of Common Stock purchased by Concord on January 26, 2007.

(b) Cappelli has the shared power to dispose of or direct the disposition of 2,500,000 shares of Common Stock held of record by Concord as more fully described in Item 4 above.

(c) Other than the transactions described in Item 4 herein, there have been no purchases or sales of Empire's Common Stock by the Reporting Persons within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. Stock Purchase Agreement, dated March 31, 2008, by and between Empire and LRC, pursuant to which LRC will purchase 4,200,000 shares of the Common Stock of Empire in a private placement transaction upon the consummation of the transactions contemplated by the Stock Purchase Agreement (for a more detailed description of the Stock Purchase Agreement, see Item 4 of this Schedule 13D).

2. Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008 (for a more detailed description of the Contribution Agreement, see Item 4 of this Schedule 13D).

3. Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended (for a more detailed description of the Stock Option Agreement, see Item 4 of this Schedule 13D).

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Stock Purchase Agreement, dated March 31, 2008, by and between Empire and LRC, pursuant to which LRC will purchased 4,200,000 shares of the Common Stock of Empire in a private placement transaction upon the consummation of the transactions contemplated in the Stock Purchase Agreement (incorporated by reference to Exhibit 99.1 to Empire's Form 8-K filed with the SEC on April 2,
2008).

Exhibit 2. Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008 (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on February 11, 2008).

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

Exhibit 3. Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on November 18, 2004).

Exhibit 4. Amendment No. 1 to Option Agreement, dated as of March 3, 2005, by and between Empire Resorts, Inc. and Concord Associates, L.P. (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on March 8,
2005).

Exhibit 5. Letter Agreement between Empire, Concord and Sullivan Resorts LLC, dated December 30, 2005 (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on January 4, 2006).

Exhibit 6. Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire and Concord (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on January 3, 2007).

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

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008

                                            /s/ Louis R. Cappelli
                                            ---------------------------
                                            LOUIS R. CAPPELLI

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